# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PhenixFIN Corp, CIK 0001490349
CUSIP: 71742W103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 445 Park Avenue, 10th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001358538
Persons authorized to receive notices and communications: David Lorber, 445 Park Avenue, 10th Floor, New York, New York (NY), 10022, (212) 859-0390

## Reporting persons
- David A. Lorber (CIK 0001358538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 203,133; shared voting power 3,378; sole dispositive power 203,133; shared dispositive power 3,378; aggregate amount beneficially owned 206,511 (10.3% of the class)
  Comment: Based on 1,998,259 shares of common stock outstanding as of February 9, 2026 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on February 9, 2026.
- FrontFour Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Based on 1,998,259 shares of common stock outstanding as of February 9, 2026 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on February 9, 2026.
- FrontFour Capital Group LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Based on 1,998,259 shares of common stock outstanding as of February 9, 2026 as reported by the issuer in the Form 10-Q filed with the Securities and Exchange Commission on February 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PhenixFIN Corp
Address of issuer's principal executive offices: 445 Park Avenue, 10th Floor, New York, New York (NY), 10022
Comment: This Amendment No. 5 amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission ("SEC") on December 20, 2021, as amended by Amendment No. 1 filed with the SEC on May 16, 2022, Amendment No. 2 filed with the SEC on January 3, 2023, Amendment No. 3 filed with the SEC on March 5, 2024, and Amendment No. 4 filed with the SEC on June 18, 2025 (the "Schedule 13D"), by David A. Lorber, FrontFour Master Fund, Ltd. and FrontFour Capital Group LLC (collectively, the "Reporting Persons"), with respect to the common stock (the "Common Stock") of PhenixFIN Corporation (the "Company").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 4:

On March 31, 2026, FrontFour Master Fund, Ltd. (the "Master Fund") made a pro rata in-kind distribution of the 81,662.416 shares of Common Stock it held to its investors. Mr. Lorber received 56,537 shares of the Common Stock solely in his capacity as an investor in the Master Fund as a result of the distribution. Mr. Lorber had previously reported beneficial ownership of all 81,662.416 shares of Common Stock held by the Master Fund on this Schedule 13D. No additional consideration was paid by Mr. Lorber in connection with the distribution of the Common Stock. As result of the distribution, the Master Fund and FrontFour Capital Group LLC, the investment manager of the Master Fund, no longer beneficially own any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Lorber beneficially owns 206,511 shares of Common Stock, 3,378 shares of which are held in his spouse's IRA, representing approximately 10.3% of the Company's outstanding Common Stock, based on 1,998,259 shares of Common Stock outstanding as of February 9, 2026 as reported by the Company in the Form 10-Q filed with the Securities and Exchange Commission on February 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Lorber has sole voting and dispositive power with respect to the 203,133 shares of Common Stock held directly by him and shared voting and dispositive power of the 3,378 shares of Common Stock held in his spouse's IRA.
Transactions in the class effected during the past sixty days: Except as set forth herein, there have been no other transactions by the Reporting Persons in the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 31, 2026, the Master Fund and FrontFour Capital Group LLC do not beneficially own any shares of Common Stock.

## Signatures
- David A. Lorber: /s/ David A. Lorber, David A. Lorber (04/02/2026)
- FrontFour Master Fund, Ltd.: /s/ David A. Lorber, David A. Lorber (04/02/2026)
- FrontFour Capital Group LLC: /s/ David A. Lorber, David A. Lorber (04/02/2026)